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                                                  [DELOITTE & TOUCHE LETTERHEAD]

June 15,2002

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549


Dear Sirs/Madam:

We have read the comments in Item 4 of Form 8-K/A of FrontierVision Operating Partners, L.P. (the "Company") and FrontierVision Capital Corporation dated July 2, 2002, which amends the Company's original filing on June 25, 2002, and have the following comments.

FIRST PARAGRAPH

We agree with the comments made in this paragraph.

SECOND PARAGRAPH

We have no comments with respect to the matters discussed in this paragraph.

THIRD PARAGRAPH

We agree with the comments made in the first, second and sixth sentences of this paragraph.

We have no basis upon which to agree or disagree with the comments made in the third, fourth and fifth sentences of this paragraph.

FOURTH PARAGRAPH

We agree with the comments made in this paragraph.

FIFTH PARAGRAPH

We agree with the comments made in the first, second and fourth sentences of this paragraph. However, certain of the matters discussed below under the caption "Reportable Events" include matters which, if we had not been dismissed and the matters had not been resolved to our satisfaction, would have been referred to in our report on the Company's consolidated financial statements.




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We disagree with the comments made in the third sentence of this paragraph that there were no reportable events other than to the extent discussed in the sixth paragraph. We have set forth our views below under the caption "Reportable Events."


SIXTH PARAGRAPH

     We agree with the comments made in the first sentence of this paragraph that in March 2002, Adelphia Communications Corporation's ("Adelphia") Board of Directors appointed a Special Committee of Independent Directors (the "Special Committee"). We disagree with the comments made in the first sentence that, at the time it was appointed, the Special Committee's Charter included authority to review business relationships between Adelphia and affiliates of the Rigas family. Copies of the minutes of the meetings of Adelphia's Board of Directors held on March 6, and April 14, 2002, that were furnished to us in connection with our audits of Adelphia and the Company reflect that the Special Committee was appointed on March 6, 2002 only to review certain matters relating to a proposed debtor-in-possession financing arrangement between Adelphia and Adelphia Business Solutions, Inc., and that it was not until April 14, 2002 that Adelphia's Board adopted a resolution to expand the responsibilities of the Special Committee to include dealings, relationships, transactions and other arrangements between Adelphia and members and affiliates of the Rigas family and to adopt a Charter to govern the Special Committee's purpose, authority and responsibility.

We have no basis upon which to agree or disagree with the comments made in the second sentence of this paragraph.

We agree with the comments made in the third and fourth sentences of this paragraph.

We have no basis upon which to agree or disagree with the comments made in the fifth sentence of this paragraph.

We agree with the comments (which condense the actual communication) made in the sixth and seventh sentences of this paragraph. For purposes of clarity and completeness, a copy of our June 9, 2002 letter is appended hereto.

We agree with the comments made in the eighth, ninth, tenth, eleventh and twelfth sentences of this paragraph that Adelphia sent a letter to us dated June 13, 2002 that contains the assertions referred to by the Company; however, we have no basis upon which to agree or disagree with the assertions made by Adelphia in the letter that it sent to us. It should be noted, however, that at meetings held on May 31, and June 3, 2002 among ourselves, the Special Committee and the Chairman and Interim Chief Executive Officer of Adelphia, we were advised that the individuals of concern to us had not been removed from their duties. It should also be noted that in previous communications to us on May 14, May 30, and May 31, 2002, the Chairman and Interim Chief Executive Officer of Adelphia expressed reservations about whether current management of Adelphia would be in a position to provide us with management representations that we




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had advised Adelphia we would need to obtain under auditing standards generally accepted in the United States of America.

SEVENTH PARAGRAPH

We agree with the comments made in the first sentence of this paragraph.

We have no basis upon which to agree or disagree with the comments made in the second sentence of this paragraph.


REPORTABLE EVENTS

During 2002 and continuing through the date of our dismissal, certain matters came to our attention that led us to believe that the scope of our audit needed to be significantly expanded. In addition, we determined that these matters,if further investigated, may (i) materially impact the fairness or reliability of our previously issued audit reports or the underlying financial statements; or the financial statements issued or to be issued for the year ended December 31,2001, or (ii) cause us to be unwilling to rely on management's representations or be associated with the financial statements of Adelphia or those of its subsidiaries, including the Company, or those of its co-borrowing groups. We discussed these matters with the Audit Committee and management of Adelphia, including on the dates described below.

On May 14,2002, we suspended our audit of Adelphia, including the Company and various of Adelphia's subsidiaries, including the Company and co-borrowing groups. At that time, we informed Adelphia and Adelphia's Audit Committee (the "Audit Committee") both in writing and orally that a long series of open items - many of which raised serious questions regarding whether persons employed by Adelphia had engaged in conduct that contravened applicable laws - had to be investigated and satisfactorily resolved. We requested that an investigation be conducted by the Audit Committee using independent counsel and appropriate professionals. We also advised Adelphia and the Audit Committee at that time that the investigation's scope, procedures, findings,conclusions and any remedial actions would need to be reported to us, and that the items identified by us had to be resolved prior to the issuance of our audit reports. We also suggested that Adelphia consult its counsel regarding its obligations under
Section 10A of the Securities Exchange Act of 1934 ("Section l0A").

As of the date of our dismissal on June 9, 2002, we had been apprised that the Special Committee's investigation had not reached preliminary conclusions on many issues and that the Special Committee had obtained additional significant information that it would not share with us. We were therefore unable to conclude whether the Special Committee's findings would materially impact the fairness or reliability of our previously issued audit reports; whether Adelphia's or the Company's previously issued financial statements would require revision; or whether the Special Committee's findings would cause us to be unwilling to rely on management's representations or to be associated with the financial statements prepared by management.


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On June 10, 2002, Adelphia filed a Current Report on Form 8-K disclosing that
"current management of the Company had determined that it will make certain adjustments to its results of operations for 2000 and 2001." Adelphia did not consult with us prior to the filing of this Form 8-K. We have not been provided with sufficient information or authoritative support with respect to the matters referred to in the Form 8-K to enable us to make a determination about whether the proposed restatement of Adelphia's financial statements is appropriate, or to conclude on the propriety of the proposed restatement entries. On June 14,2002, we withdrew our reports on the financial statements of Adelphia and certain of its subsidiaries, including the Company, and co-borrowing groups.

For discussion purposes, specific reportable events have been grouped below into three categories that either required an expansion of the scope of our audit or raised questions about our willingness to rely on the representations of management. The reportable events are followed by a description of certain other events that occurred during the period May 1,2002 through the date of our dismissal. The three categories of reportable events are Co-borrowing Agreements, Digital Cable Converter Boxes and Debt Compliance Issues including Required Financial Statements. The Company is a wholly owned subsidiary of Adelphia and certain officers and directors of Adelphia were also officers and directors of the Company's general partner, and although certain of the matters discussed in the remainder of this letter may not have directly affected the consolidated financial statements of the Company, the matters raised questions about our willingness to rely on the representations of management of Adelphia, including certain of its officers, directors, accounting and treasury personnel who were also officers, directors, accounting and treasury personnel of the Company's general partner. In addition, the Company was a party to certain transactions and arrangements with Adelphia and certain of its subsidiaries.

Co-borrowing Agreements

Initially, the expanded scope of our audit procedures related to accounting and auditing issues regarding the co-borrowing agreements in which certain of the Company's subsidiaries were co-borrowers with certain other entities under common control and management of the Rigas family (the "Managed Entities"). These issues arose because of certain disclosures regarding the use of certain of the funds borrowed pursuant to the co-borrowing agreements and whether the use of funds and other credit worthiness issues suggested that some or all of the borrowing previously recorded on the books of the Managed Entities should now be reflected in the financial statements of Adelphia and Adelphia's subsidiaries that are parties to the co-borrowing agreements. The issues included legal theories regarding the obligations of various parties when joint and several liabilities exist and guarantor accounting theory and practice. These issues were discussed with the staff of the Securities and Exchange Commission (the "SEC") at a meeting on May 10, 2002 as described in the following paragraph.



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On May 9,2002, we met with the Chief Financial Officer and the Vice President of
Finance of Adelphia, Adelphia's outside counsel, and outside counsel for the Rigas family to prepare for a May 10,2002 meeting with the SEC to discuss Adelphia's tentative conclusions regarding the accounting treatment for the Company's co-borrowing agreements. During this meeting we advised Adelphia that it should be prepared to provide certain materials to the SEC, all of which had previously been provided to us, and upon which we had relied in assisting Adelphia with reaching its tentative conclusion. Among these materials were two letters dated May 6,2002, from Adelphia's outside counsel, Buchanan Ingersoll ("Buchanan Ingersoll"), that provided an opinion and legal analysis (i) comparing the obligations under the co-borrowing agreements with the obligations of a hypothetical guarantor under an agreement of guaranty and suretyship of a form customarily used by banks in large commercial lending transactions and (ii) discussing a series of examples related to joint and several liabilities and guarantor accounting.

Subsequent to the May 10,2002 meeting with the SEC, Adelphia, in consultation with its outside counsel and outside counsel for the Rigas family, informed us that Adelphia would not provide the SEC with the letter prepared by Buchanan Ingersoll that included the series of examples related to joint and several liabilities and guarantor accounting (the "second Buchanan Ingersoll letter"). We told Adelphia that we did not agree with Adelphia's position.

On May 11, 2002, we informed Adelphia that if it chose not to provide the second Buchanan Ingersoll letter to the SEC, we would not be willing to issue a report on Adelphia consolidated financial statements.

On May 13, 2002, we reiterated our position and informed Adelphia and the Chairman of the Audit Committee that if the second Buchanan Ingersoll letter was not provided to the SEC, we would reassess our relationship with Adelphia, and would not be willing to continue to participate with Adelphia in its discussions with the SEC. Adelphia subsequently authorized us to provide the second Buchanan Ingersoll letter to the SEC.

Subsequent to the May l0, 2002 meeting with the SEC, Adelphia informed us that it had changed its tentative conclusion concerning the accounting treatment for the co-borrowing agreements from the position that it had presented to the SEC on May 10, 2002. We advised the Chairman and Interim Chief Executive Officer of Adelphia that we had concerns with Adelphia revised position and did not believe that it was consistent with current accounting literature.

On May 23, 2002, Adelphia issued a press release announcing its revised tentative conclusion about accounting for the co-borrowing agreements.

Adelphia revised position was inconsistent with the position presented to the SEC at the May 10, 2002 meeting.

This matter was not resolved prior to our dismissal.


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Digital Cable Converter Boxes

On April 23, 2002, we became aware that, in April 2002, Adelphia had made a post-closing journal entry, effective as of December 31, 2001, to record approximately $102 million in digital cable converter boxes as an asset on the books of a Rigas Family cable entity that was a party to one of the co-borrowing agreements but that was not a subsidiary of Adelphia. We subsequently learned that, in a related transaction, $102 million in borrowings under a co-borrowing agreement had previously been removed from Adelphia books and recorded on the books of another Rigas Family cable entity in October 2001.

We made inquiries concerning the nature and support for the April 2002 post-closing journal entry and were advised that the cable converter boxes had previously been purchased by Adelphia in 2001, and that the actual cable converter boxes had not been physically transferred from the locations where they had originally been received by Adelphia. Management of the Company was initially unable to provide us with an explanation of the business purpose for the transactions or to specifically identify the individual that had approved the journal entries other than to indicate that it was a member of the Rigas Family. In subsequent discussions with management of Adelphia, we were advised that Adelphia had entered into a transaction to acquire cable converter boxes from one of its suppliers to avoid a penalty under its previous agreement with the supplier and to take advantage of favorable pricing on the cable converter boxes acquired. Management indicated that it was Adelphia intent to transfer the cable converter boxes to the Rigas Family cable entity to enable it to benefit from the favorable pricing that had been obtained, which would offset the carrying costs of the co-borrowing debt that was assumed by that entity.

The explanation provided by Adelphia raised concerns on our part because information subsequently provided to us as support of the amount of the journal entry included purchases from another supplier, and Adelphia was unable to provide any evidence that usage of the cable converter boxes was being tracked or that the Rigas Family cable entity had been able to realize the benefits of favorable pricing. There were also other aspects of the transaction that raised concerns, including the following:

                  - The cable converter boxes had originally been transferred by Adelphia in October 2001 to a Rigas Family entity that did not engage in any cable operations and was not a party to any co-borrowing agreements, and the cable converter boxes were not necessary for use in its operations

                  - The debt assumed was recorded on the books of a different entity than the one on whose books the cable converter boxes were recorded

                  - The quantity of cable converter boxes was substantially in excess of the quantities that could be used by the Rigas Family cable entity.


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On April 28, 2002, we expressed our concerns to the Audit Committee regarding the apparent lack of support for these transactions and their effect on previously reported capital expenditures and debt of Adelphia, and we requested that the Audit Committee conduct an investigation into the circumstances surrounding the transactions. On April 30, 2002, the Audit Committee advised us that it had concluded its investigation into the matter, and that it believed that there was an adequate business purpose for the transactions. The Audit Committee indicated that although management of Adelphia had used "poor judgment" in making the entries, the Audit Committee did not believe the entries to be "manipulative."

As a result of the concerns we raised with respect to the accounting treatment that had been afforded to the transactions, management of Adelphia agreed to reverse the entries so that the $102 million in cable converter boxes and the related indebtedness under the co-borrowing agreement would be recorded in the consolidated financial statements of Adelphia.

Debt Compliance Issues including Required Financial Statements

As discussed above under the caption "Co-borrowing Agreements," certain of Adelphia's subsidiaries participate in co-borrowing agreements with Managed Entities. These agreements require that Adelphia provide audited combined financial statements of each of the co-borrowing groups annually to the lenders. These financial statements combine the financial condition and results of operations of each of the companies who are parties to the respective co-borrowing agreements (regardless of who owns each entity) and therefore were not affected by the accounting issues relating to the co-borrowing agreements that were being addressed by the Company in preparing its consolidated financial statements.

                         Failure to Advise Us of Waiver

The Credit Agreement for the UCA/HHC co-borrowing agreement contains a covenant which requires audited financial statements of the Borrowing Group to be provided to the lenders not later than April 30, 2002. As of April 27, 2002, we had not been provided with all of the information necessary to enable us to issue our report on the combined financial statements of this Borrowing Group, including, but not limited to, copies of minutes of the meetings of the Company's Board of Directors, the Audit Committee and the Special Committee for meetings that had been held subsequent to January 12, 2002 or drafts or summaries of meetings for which minutes had not been prepared, and signed management representation letters. We also had not been provided with an explanation from management of the circumstances surrounding the Digital Cable Converter Boxes, which had a direct effect on the financial statements of the UCA/HHC Borrowing Group. We inquired of management about whether the Company had considered the consequences of not meeting the April 30, 2002 deadline. Management advised us that it was having conversations with the lenders.


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Management continued to stress the importance of issuing the report required by the UCA/HHC lender group while continuing to provide assurances that all of the unresolved matters would be resolved to our satisfaction in time to allow for the issuance of the required report on April 30, 2002.

On April 30, 2002 through to the early morning hours of May 1, 2002, Adelphia management continued to press us for the issuance of these financial statements even though they had not provided us with the information necessary to resolve the open issues. During this time period, we met with management to discuss the management representation letter that Adelphia would be providing us. In addition, in-house and outside counsel for Adelphia provided us with a brief summary of the matters discussed at the Board of Directors meetings held on March 30, April 14, April 21, and April 29, 2002. We were not provided with a summary of the April 30, 2002 Board of Directors meeting. During these discussions, neither management nor counsel informed us that during the April 29, 2002 Board of Directors meeting, management had advised the Board of Directors that Adelphia was in the process of obtaining a waiver of compliance from the lenders or that during the April 30, 2002 Board of Directors meeting, management had advised the Board of Directors that a waiver had been obtained. At approximately 1:00 a.m. on May 1, 2002, in response to our inquiry about whether Adelphia was in default under the co-borrowing agreement because the April 30, 2002 filing deadline had passed, we were advised, for the first time, that Adelphia had in fact received a waiver of compliance from the lenders of the April 30, 2002 filing deadline. At that time, Adelphia's management was continuing to press us to issue our report on the combined financial statements of the UCA/HHC Borrowing Group even though the financial statements, as then drafted, did not contain the required disclosure that the Company would have been in default under the co-borrowing agreement absent the waiver of compliance.

In discussing this matter further with management of Adelphia, we were informed that Adelphia's Board of Directors, at the recommendation of outside counsel, had determined not to disclose to us that a waiver of compliance had been obtained. As a result of this information, we requested the Audit Committee to perform an investigation to determine whether the comments made by management were accurate. The Audit Committee concluded that while the Board may have discussed whether to inform us that a waiver of compliance had been obtained, no Board member specifically recalled making a decision to deliberately withhold information from us.

                      Certification and Calculation Issues

In connection with Adelphia's and certain of Adelphia's subsidiaries' compliance with their respective public indenture and other credit agreements, Adelphia prepared and provided to us, debt compliance calculations reflecting in the financial statements additional amounts of indebtedness under the co-borrowing agreements. In connection with our review of the debt covenant compliance calculations, we noted that Adelphia's calculations were based upon interpretations of certain of the terms, definitions and covenants of Adelphia various debt and credit agreements that did not appear to be


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supported by the terms of the agreements. As a result, we requested that
Adelphia obtain either (1) a legal opinion addressing the interpretative positions taken by Adelphia or (2) a confirmation from the applicable trustee or administrative agent confirming that the trustee or the administrative agent was in agreement with Adelphia's interpretations and related calculations. Adelphia informed us that its counsel was not willing to provide a legal opinion to Adelphia addressing the appropriateness of certain of the interpretative positions taken by Adelphia. Adelphia's management asserted to us that it believed its interpretations of the items in question were appropriate, and that a legal opinion or a confirmation from the trustee or the administrative agent was not necessary. The elimination of the items in question from the debt compliance calculations would have resulted in Adelphia not being in compliance with certain of its debt covenants.

On May 6, 2002, we met with the Chairman of the Audit Committee, the Assistant Treasurer and one of Adelphia's in-house counsel to discuss our concerns related to Adelphia's debt compliance calculations. During the period May 7, through May 12, 2002, we became aware of a number of other matters related to Adelphia's debt compliance that caused us additional concern. These matters, which consisted of the following, were discussed with the Chairman of the Audit Committee on May 11, and May 12, 2002 and we suggested that they be investigated:

         - An employee of Adelphia advised us that in certain instances, certifications of debt compliance prepared by Adelphia and sent to the respective trustees were not supported by underlying calculations.

         - We determined that in certain instances (i) certifications of debt compliance sent to the respective trustees by Adelphia did not contain the appropriate number of signatories and (ii) the individual that signed the certifications of debt compliance was not an authorized signatory as specified in the underlying agreement.

         - An employee of Adelphia provided information to us that indicated that one of Adelphia's subsidiaries had sufficient income during the period in question to alleviate debt compliance concerns for certain of Adelphia's public indentures. Upon further inquiry, we learned that this income included a $275 million intercompany dividend that was recorded through a journal entry made by Adelphia on May
                  6, 2002, that had been backdated to give retroactive effect to the transaction as if it had occurred in February 2002.

In addition, on May 12, 2002, the Chief Financial Officer of Adelphia and outside counsel to the Company informed us that the OCH Borrowing Group, the UCA/HHC Borrowing Group, the CCH Borrowing Group and FrontierVision Operating Partners, L.P. were not in compliance with certain of the collateral and guarantee documentation covenants contained in their respective credit agreements, and that Adelphia and its outside counsel were aware of and had been working to address these defaults for "a couple of weeks." Adelphia was aware of these defaults at the end of April 2002, and the beginning of May 2002, during which time it was pressing us to issue our report on the combined financial statements of the UCA/HHC Borrowing Group. These financial

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statements did not disclose that the UCA/HHC Borrowing Group was in default under the co-borrowing agreement and did not have a waiver of compliance.

Certain Events Commencing May 1, 2002

On May 1, 2002, we met with the Chairman of the Audit Committee and management of Adelphia to reiterate our concerns relating to the Digital Cable Converter Boxes, the lack of cooperation that we had received from Adelphia in response to our request to be provided with drafts or summaries of meetings of the Board of Directors, the Audit Committee and the Special Committee for which minutes had not been prepared, certain inaccuracies in the Audit Committee minutes and our concerns about whether information concerning the waiver of compliance with the UCA/HHC Credit Agreement had been deliberately withheld from us upon advice of counsel with the knowledge of management and the Board of Directors. At that meeting we advised the Chairman of the Audit Committee and Adelphia that we were seriously concerned that management was not being honest and forthright.

On May 3, 2002, we met privately with the Chairman of the Audit Committee and subsequently with the Chairman of the Audit Committee, the Chief Executive Officer of Adelphia and the Chief Financial Officer of Adelphia and reiterated, among other things, our concerns with respect to the Digital Cable Converter Boxes, the lack of cooperation with respect to drafts or summaries of meetings for which minutes had not been prepared, and our concerns about whether information had been deliberately withheld from us with the knowledge of management and the Board of Directors. At those meetings, we indicated that our confidence in management had been seriously shaken and that if Adelphia was not able to restore our confidence we would be unable to complete our audit.

On May 11, 2002, we met with the Chairman of the Audit Committee to discuss the question raised by the SEC staff on May 10, 2002 about the legality of transferring proceeds from Adelphia's co-borrowing agreements outside of the co-borrowing groups for the benefit of the Rigas family, and to advise the Audit Committee of our concerns about (i) Adelphia's unwillingness to provide the SEC a copy of the second Buchanan Ingersoll letter and (ii) the information that had recently come to our attention with respect to debt compliance. At that meeting, we told the Chairman of the Audit Committee that we believed that it was essential that a copy of the second Buchanan Ingersoll letter be provided to the SEC. We requested that the Audit Committee obtain a legal opinion from outside counsel concerning the legality of the transfers outside of the co-borrowing groups and investigate the circumstances surrounding Adelphia's actions relating to compliance with the restrictive covenants of its debt agreements. We advised the Company that these issues along with others included in a list of significant open items provided to Adelphia on that date needed to be resolved prior to issuance of a report on the financial statements of Adelphia or any of its subsidiaries, including the Company, or co-borrowing groups.


                                       10
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On May 14, 2002, the Chairman of the Audit Committee and another Audit Committee member advised us that information had come to their attention that indicated that Adelphia's cable subscriber and system "rebuild" numbers might have been overstated in Adelphia's published reports.

On the evening of May 14, 2002, we met with the Chairman of the Audit Committee, another member of the Audit Committee and a representative of outside counsel to Adelphia and the independent directors to discuss our concerns about information that had come to our attention through May 14, 2002. Earlier that day we had provided the Chairman of the Audit Committee with a list of open items, including those that had previously been communicated, that needed to be resolved before we would be in a position to issue a report on the financial statements of Adelphia or its subsidiaries, including the Company, or co-borrowing groups. At that meeting, we advised the Chairman of the Audit Committee that we believed that certain of the matters included in the list of open items represent possible illegal acts that could be material to Adelphia's financial statements and that should be addressed pursuant to Section 10A, and we requested that an investigation be conducted by the Audit Committee using independent counsel and appropriate professionals. We also advised the Chairman of the Audit Committee that the investigation's scope, procedures, findings, conclusions and any remedial actions would need to be reported to us, and that the items identified by us had to be resolved prior to the issuance of our audit reports. On that occasion and others, the Chairman of the Audit Committee urged us to "be practical" so that we could issue our audit reports quickly. We also advised the Chairman of the Audit Committee that, based on the information that had come to our attention, we were no longer willing to rely on the representations of management. During this meeting, we were informed that the current Chairman of the Audit Committee had assumed the position of Chairman and Interim Chief Executive Officer of Adelphia and that the Special Committee would be assuming responsibility for the investigation.

Later on the evening of May 14, 2002, we informed the Chairman and Interim Chief Executive Officer of Adelphia that we were suspending our audit of the Company and various of Adelphia's subsidiaries, including the Company, and co-borrowing groups as described above.

On May 30, 2002, the Chairman and Interim Chief Executive Officer of Adelphia and a member of both the Audit and Special Committees contacted us and requested that we resume our audit. At that time, the Special Committee's investigation had not been completed and the findings were not known. We indicated that we would need to be updated on the progress of the investigation and the findings to date before we could consider their request.

On May 31, 2002, we were provided with a copy of the First Report To the Special Committee of the Board of Directors of Adelphia Communications Corporation (the "First Report"). Later that day, we met with the Chairman and the Interim Chief Executive Officer of Adelphia, members of the Special Committee, representatives of outside counsel responsible for conducting the investigation, and representatives of
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outside counsel to Adelphia and the independent directors to discuss the status of the investigation and the information contained in the First Report. The First Report contained information that raised additional concerns regarding actions taken by certain members of management. During this meeting, we were informed that the Special Committee had obtained additional significant information related to the Special Committee's investigation but that was not contained in the First Report. The Special Committee informed us that it would not share such information with us unless we agreed to resume our audit. We questioned the appropriateness of withholding this information from us in view of our continuing obligations under Section 10A, regardless of whether the audit had been resumed. In addition, during this meeting, we were informed that certain executives of Adelphia, who might have known of or been directly implicated in inappropriate conduct (and, therefore, upon whose representations we were unwilling to rely) had not been removed from their positions at Adelphia.

In a conference call with the Chairman and Interim Chief Executive Officer of Adelphia and the Chairman of the Special Committee on June 3, 2002, we were asked to resume our audit immediately. We responded by indicating that (i) the additional significant information related to the Special Committee's investigation, but not contained in the First Report, needed to be shared with us; (ii) we could not assess whether we would be willing to resume our audit if Adelphia or the Special Committee was withholding information from us; (iii) we have an obligation under Section 10A to consider the timeliness and appropriateness of remedial actions taken by the Special Committee or the Board of Directors; and (iv) if information was being withheld from us, we would be unable to conclude whether timely and appropriate remedial measures were being taken, and that this, in turn, could trigger a reporting obligation by us under
Section 10A.

On June 9, 2002, we sent a letter to the Chairman and Interim Chief Executive Officer of Adelphia, the Chairman of the Special Committee and Adelphia in which we, among other things, responded to Adelphia's request that we resume the audit.

Yours Truly,

/s/ Deloitte & Touche LLP

Appendix -- Letter dated June 9, 2002

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[DELOITTE AND TOUCHE LETTERHEAD]

                                                                     APPENDIX
                                                                     --------

                                                                     June 9,2002

Mr. Erland E. Kailbourne
Chairman and Interim
Chief Executive Officer

         and

Mr. Leslie J. Gelber
Chairman of the Special Committee
of Independent Directors

Adelphia Communications Corporation
One North Main Street
Coudersport, PA 16915-l114

Dear Messrs. Kailbourne and Gelber:

         As you are aware, on May 14, 2002, we suspended our audit of Adelphia Communications Corporation (the "Company") and various of the Company's subsidiaries and co-borrowing groups. At the time that we suspended the audit, we informed the Company both in writing and orally that a long series of open items -- many of which raised serious questions regarding whether persons employed by the Company had engaged in conduct that contravened applicable laws -- had to be investigated and satisfactorily resolved. We requested that an investigation be conducted by the Special Committee using independent counsel and appropriate professionals and we advised the Company that the Special Committee had to reach conclusions and take remedial action that were reported to us and satisfied our concerns before we could resume our audit or issue any audit reports. We also suggested that the Company consult its counsel regarding its obligations under Section 10A of the Securities Exchange Act of 1934 ("Section lOA").

         On several occasions in the last few weeks -- most recently on June
3, 2002 -- you, together with other representatives of the Company, urged us to resume the audit so that the Company could quickly issue its 2001 financial statements. The purpose of this letter is to inform you that for the same reasons that we suspended our audit on May 14, 2002 -- and for additional reasons as well -- we cannot yet resume the audit.

         As you know, the Special Committee has been investigating potential illegal acts by Company employees. But the Special Committee, by its own admission, is far from completing its work. According to the First Report of Covington & Burling to the Special Committee (the "First Report"), dated May
24, 2002 because the Special Committee has been unable to interview "numerous witnesses", "[t]his situation has inevitably had an impact on Counsel's ability to discover information critical to our investigation and prevents us from reaching even preliminary conclusions on many of the issues" (page 1). The First Report ends by cautioning that "[o]ther issues require investigation that has only recently begun" (page 29). Based upon the little we have been told, we do not know whether the Special Committee has yet reached any conclusions or recommended remedial action with regard to the most troubling conduct or with respect to a significant number of Company employees. Obviously, our concerns about the possible existence of illegal activity and the necessity for appropriate remedial action could not possibly be satisfied until the Special Committee itself has reached conclusions and recommended appropriate remedial measures.

         In addition both of you have informed us -- and this is consistent with the First Report (see page 3) -- that six financial and investor relations executives might have known of or

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
been directly implicated in inappropriate conduct and are cooperating with the New York U.S. Attorney's Office. Nevertheless, we have been told, those six executives retain their positions at the Company. To the extent that any of those persons have been involved in illegal activities, there is no way that we would be willing to rely on their representations, and indeed the mere fact that they remain in their positions raises additional concerns. Clearly, we cannot resume our audit until the questions surrounding those individuals, as well as the other questions and issues that were raised earlier, are satisfactorily resolved and, if necessary, timely and appropriate remedial action is taken.

         You have also advised us that the Special Committee is in possession of significant material information about possible illegal conduct by or known by the above six individuals, but the Special Committee will not share that information with us unless and until we resume the audit. We reject that position. There is no way that we could conclude that the Company is taking timely and appropriate remedial measures to deal with illegal conduct if the Special Committee has material information about the conduct that it is refusing to share with us.

         Finally, we have been attempting since last Monday, June 3, to meet with the Special Committee and possibly its counsel to review the above issues and to discuss certain factual inaccuracies in the First Report that need to be corrected. We asked for a meeting late in the day on June 3 and were told that Mr. Gelber would be contacting counsel to the Special Committee and would be in touch with us promptly thereafter to schedule a meeting, On Tuesday, June 4, Mr. Kailbourne inquired as to whether Mr. Gelber had contacted us and we said that he had not. When we still had not heard from Mr. Gelber by the morning of Friday, June 7, we called him. He declined to have any substantive discussion, saying that he was not responsible for setting up a meeting with us, that we were supposed to arrange the meeting

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
(which is flatly inconsistent both with the June 3 conversation and with what Mr. Kailbourne said to us on June 4) and that he had no time to talk to us.

         That sort of response is unacceptable. We have identified substantial outstanding issues that we have a critical need to review with the Special Committee - issues that arose both before and after May 14,2002, and that relate not only to prior activities of the Company, but also to the integrity of current management and to the Special Committee's own conduct of its investigation. The Special Committee's lack of responsiveness - again, it has been a week since we first requested a meeting - is very troubling. We cannot emphasize enough the importance of having that meeting as promptly as possible. We are sure you appreciate that in the absence of an adequate response by the Special Committee, we simply will be unable to conclude that the Company is taking timely and appropriate remedial action.

         We should also reiterate that, while we stand ready to resume our audit if and when the open issues have been adequately resolved, no one should assume that the audit (even if resumed) will be quickly or easily concluded. You must understand that the questions that have arisen relating to possible fabrication of documents and the integrity of accounting records call into doubt the underlying reliability of much of the financial data upon which satisfactory completion of any audit necessarily depends. Whether those problems will ultimately require a complete reconstruction of records and data or some other corrective action is too early to tell, but it certainly will result in a substantial amount of additional work that will be both time consuming and complex.

         Let us conclude by reminding you that, as we have discussed with you on several recent occasions, both we and the Company have certain obligations under
Section 10A. By informing the Company that we had become aware of information indicating that illegal acts

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
might have occurred, we satisfied our initial Section 10A responsibility. We believe that the Company properly responded by commencing (or expanding) the Special Committee investigation and removing various members of the Rigas family from their positions. However, the Special Committee's more recent lack of responsiveness to or cooperation with us, its refusal to share material information with us, its failure to take action regarding the six Company executives who seem to have known about or been implicated in illegal conduct but remain in their positions and the factual inaccuracies in the First Report leave us with insufficient information to reach a conclusion at this time as to whether, under Section 10A, the Company has taken timely and appropriate remedial measures.

         We have been working extremely hard to resolve the outstanding issues during this very difficult time for the Company. Although we have given serious consideration, in light of recent events, to resigning the engagement, we have decided that we should make a final effort to resolve the issues if we can. We hope that the Special Committee and the Company has that same commitment. Please contact me as soon as possible - by telephone (215-246-2502), email (scoulter@deloitte.com) or fax (215-448-2255)- so that we can arrange a meeting to discuss and try to deal with the items raised in this letter.

                                                     Sincerely,

                                                     Deloitte & Touche LLP
                                                     by

                                                     /s/ Stephen Coulter
                                                     ----------------------
                                                     Stephen J. Coulter

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